Exhibit 99.1

Fusion Fuel’s BrightHy Solutions Signs Agreements to Launch Up to €30 Million Targeted Hydrogen Investment Platform

–	Deployment of up to €30 million of Partner-committed capital, to be released over time in three potential tranches of €10 million each.

–	First project expected to be a green hydrogen production facility in Spain in 2026.

Dublin, Ireland – 29 December — Fusion Fuel Green PLC (NASDAQ:HTOO) (“Fusion Fuel” or the “Company”), today announced that Bright Hydrogen Solutions Limited (“BrightHy Solutions”), a wholly-owned subsidiary of Fusion Fuel, has signed agreements with a green energy technologies provider (the “Partner”) establishing Bright Hydrogen Holding Company Limited (“Bright Hydrogen Holding”) as a dedicated platform for the development, financing and delivery of industrial-scale hydrogen projects, with up to €30 million in financing by the Partner.

The signing of the agreements marks the commercial evolution from the previously announced non-binding term sheet with the Partner to a platform structure, providing a comprehensive legal, governance and funding framework to support the rollout of hydrogen infrastructure projects.

Under the transaction, Bright Hydrogen Holding has been established as a standalone investment vehicle, with BrightHy Solutions appointed as exclusive manager and development partner. The platform brings together BrightHy Solutions’ technical, commercial and project development expertise with a long-term investment framework designed to support the origination, construction and operation of hydrogen projects.

The definitive documentation comprises:

●	a share purchase agreement, pursuant to which Bright Hydrogen Holding has been established as the central investment platform;

●	an investment and funding agreement with the Partner, which sets out a framework for the targeted deployment of up to €30 million of capital, to be released over time in three potential tranches of €10 million, subject to project approvals and governance processes; and

●	a management services agreement, under which BrightHy Solutions will provide exclusive management, development and project execution services across the platform and its project companies.

Bright Hydrogen Holding, which will be wholly owned by the Partner, will act as the holding company for a portfolio of project special purpose vehicles, while BrightHy Solutions will be responsible for sourcing and evaluating opportunities and leading project development and execution.

Capital will be deployed on a phased basis and only into projects approved as greenlit by Bright Hydrogen Holding’s investment committee and board (including at least one Partner-appointed director voting in favor). Revenue to BrightHy Solutions as asset manager is expected to be derived from an annual management fee and a performance fee on returns above a certain compounded annual hurdle, and will depend on financing availability and project execution. BrightHy Solutions may also earn revenues as the EPC contractor for the hydrogen plant execution under separate project-specific agreements.

The first greenlit project to be developed through Bright Hydrogen Holding will be a green hydrogen production facility supplying an industrial cement operator in Spain, with the build-out of the facility anticipated to commence during the first quarter of 2026.

“This is a significant milestone for all parties,” said Frederico Figueira de Chaves, CEO of BrightHy Solutions. “By introducing a phased investment approach for green hydrogen projects that aims to lower upfront capital obligations at the project company level, with funding released in tranches as projects are approved, we believe we are pioneering a novel solution for green hydrogen projects and supporting industrial companies to execute their decarbonization efforts.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

About Bright Hydrogen Solutions Ltd

BrightHy Solutions, a subsidiary of Fusion Fuel Green PLC (NASDAQ: HTOO), is positioning itself as a leader in the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy Solutions assists clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy Solutions has a strong and core focus on safety, reliability, and efficiency. Find out more at www.brighthy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Partner’s ability to raise financing for the contemplated projects, BrightHy Solutions’ performance as project manager, the approval of future projects by the Partner, the ability of the parties to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated projects; the ability of the projects to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns in connection with the contemplated projects; macroeconomic risks; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu